COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

August 23, 2016

VIA EDGAR

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)

Columbia Adaptive Alternatives Fund (to be known as Columbia Alternative Beta Fund effective 10/1/16)

(the Fund)

Post-Effective Amendment No. 270

File Nos. 002-99356 /811-04367

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 270 to the registration statement of the Registrant on Form N-1A (the Amendment) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to update the Fund’s prospectus and Statement of Additional Information (SAI) to reflect changes to its principal investment strategies and principal risks.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for Fees and Expenses of the Fund, Principal Investment Strategies, Principal Risks, Performance Information and Primary Service Providers – The Investment Manager (Portfolio Managers subsection, as applicable) of the prospectus and the Non-fundamental Policies section of the SAI, are identical or substantially similar to those found in prior filings by the Registrant. The Principal Investment Strategies and Principal Risks sections of the prospectus are substantially similar to those filed in Registrant’s Post-Effective Amendment No. 229, filed on behalf of a new series of the Registrant, Columbia Alternative Beta Strategies Fund, on June 17, 2015.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph L. D’Alessandro

Joseph L. D’Alessandro

Assistant Secretary

Columbia Funds Series Trust I